Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Current Report on Form 8-K/A (Amendment No. 1) (this “Current Report”) of Energy Hunter Resources, Inc., a Delaware corporation of our report dated December 15, 2020, which includes an explanatory paragraph as to the ability of Generation Hemp, Inc., a Colorado corporation, (formerly known as Home Treasure Finders, Inc.) to continue as a going concern, with respect to our audits of Energy Hunter Resources’ financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 and for the nine month period ending September 30, 2019 and 2018, which report appears in this Current Report.

/s/ Marcum llp

Marcum llp

Houston, Texas

December 15, 2020